BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	September 30	December 31
	2006	2005
ASSETS
Current
Cash and cash equivalents	$138,784	$76,266
Restricted cash	7,500	-
Accounts receivable	10,937	11,507
Marketable securities
(Market value - $16.7 million; December 31, 2005 - $16.5 million)	3,553	3,553
Inventories	32,151	30,844
Other	11,835	4,604
	204,760	126,774

Investments	19,299	12,946
Property, plant and equipment (Note 3)	768,300	583,736
Unrealized fair value of non-hedge derivative assets	17,088	2,449
Deferred derivative losses	3,562	4,614
Future income tax assets	7,100	5,100
Other assets	67,751	58,093
	$1,087,860	$793,712

LIABILITIES
Current
Accounts payable	$42,970	$36,515
Current portion of long-term debt	29,827	28,964
	72,797	65,479

Unrealized fair value of non-hedge derivative liabilities	103,888	66,966
Long-term debt (Note 4)	323,770	222,429
Future income tax liabilities	44,578	30,007
Asset retirement obligations	20,435	19,710
Non-controlling interest	16,153	-
Other liabilities	1,268	1,129
	582,889	405,720

SHAREHOLDERS' EQUITY
Capital stock
Issued - 482,249,130 common shares (December 31, 2005 -
452,583,503 common shares)	792,676	674,176
Value assigned to share purchase warrants and stock options	54,044	32,919
Convertible notes and debt	18,849	24,281
Deficit	(360,598)	(343,384)
	504,971	387,992
	$1,087,860	$793,712

Subsequent event (Note 7 )

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Third Quarter		Nine Months
	2006	2005	2006	2005
GOLD REVENUE	$50,256	$27,146	$148,124	$70,981

EXPENSES
Operating costs	33,008	23,466	99,641	64,678
Depreciation and depletion	7,898	5,927	24,677	14,859
Accretion of asset retirement obligations	436	419	1,310	1,248
Refugio re-start of operations	-	3,044	-	10,255
Other	626	112	722	760
	41,968	32,968	126,350	91,800

MINE OPERATING INCOME (LOSS)	8,288	(5,822)	21,774	(20,819)

OTHER EXPENSES (INCOME)
General and administrative	2,917	2,279	9,017	7,323
Interest and financing costs	1,584	1,336	4,908	3,961
General exploration	354	185	854	835
Stock-based compensation	1,436	600	9,122	3,173
Foreign exchange (gains)/ losses	(211)	794	(2,493)	814
Other	(1,313)	178	(2,231)	55
	4,767	5,372	19,177	16,161

EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS	3,521	(11,194)	2,597	(36,980)

Unrealized non-hedge derivative gains/ (losses)	10,315	(10,921)	(17,322)	(14,170)
Realized non-hedge derivative (losses)/ gains	(4,100)	(1,604)	(12,161)	225
Investment gains	1,305	-	24,063	756
Equity in losses of associated companies	(424)	(17)	(506)	(70)
Write-down of mineral properties and net smelter royalty	(2,040)	-	(2,040)	(3,099)

EARNINGS (LOSS) BEFORE TAXES	8,577	(23,736)	(5,369)	(53,338)

Current income taxes	(2,096)	(48)	(4,549)	(228)
Future income tax (expense)/ recovery	(6,288)	(1,091)	(7,296)	1,530

NET EARNINGS (LOSS) FOR THE PERIOD	$193	$(24,875)	$(17,214)	$(52,036)

EARNINGS (LOSS) PER COMMON SHARE - basic and diluted	$0.00	$(0.06)	$(0.04)	$(0.13)

Weighted average number of common shares
outstanding (in thousands)	466,552	401,177	460,548	400,790

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars)

	Third Quarter		Nine Months
	2006	2005	2006	2005

DEFICIT, BEGINNING OF PERIOD	$(360,791)	$(289,588)	$(343,384)	$(262,427)

NET EARNINGS (LOSS) FOR THE PERIOD	193	(24,875)	(17,214)	(52,036)

DEFICIT, END OF PERIOD	$(360,598)	$(314,463)	$(360,598)	$(314,463)

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars)

	Third Quarter		Nine Months
	2006	2005	2006	2005

OPERATING ACTIVITIES
Net earnings (loss) for the period	$193	$(24,875)	$(17,214)	$(52,036)
Non-cash charges (credits)
Depreciation and depletion	7,898	5,927	24,677	14,859
Amortization of deferred financing costs	74	17	220	177
Accretion of convertible notes	679	422	2,013	1,310
Accretion of asset retirement obligations	436	419	1,310	1,248
Equity in losses of associated companies	424	17	506	70
Derivative instruments	(7,443)	12,677	23,334	15,557
Investment gains	(1,305)	-	(24,063)	(756)
Stock-based compensation	1,436	600	9,122	3,173
Future income tax expense/ (recovery)	6,288	1,091	7,296	(1,530)
Write-down of mineral properties and net smelter royalty	2,040	-	2,040	3,099
Other	(183)	(289)	(68)	473
Change in non-cash working capital	(7,247)	1,989	(12,136)	(3,718)
	3,290	(2,005)	17,037	(18,074)

FINANCING ACTIVITIES
Common shares issued, net of issue costs	113,729	156	124,526	687
Kupol project loan financing	40,000	-	259,820	-
Kupol bridge financing/ (repayment)	-	67,500	(150,000)	104,000
Minority partner's (25%) equity contribution in Kupol project	16,861	-	16,861	-
Refugio working capital loans/ (repayment)	(2,625)	5,050	(5,475)	11,050
Capital lease repayments	(854)	-	(3,416)	(1,709)
Financing costs	(432)	(587)	(9,716)	(3,842)
Julietta project loan repayments	-	(1,500)	-	(1,500)
	166,679	70,619	232,600	108,686

INVESTING ACTIVITIES
Kupol development and construction	(83,471)	(55,826)	(170,716)	(113,534)
Kupol exploration	(7,365)	(7,309)	(9,263)	(15,728)
Julietta Mine	(2,424)	(720)	(4,331)	(2,499)
Julietta exploration	(1,029)	(1,963)	(3,775)	(5,372)
Refugio Mine	(512)	(1,559)	(5,541)	(14,918)
Refugio exploration	(744)	-	(1,337)	-
Petrex Mines	(921)	(1,540)	(3,122)	(4,272)
Petrex exploration	-	(326)	-	(1,102)
Acquisition, exploration and development	(1,592)	(1,479)	(4,488)	(4,937)
Investment purchases in associated company	-	-	(2,025)	(902)
Restricted cash	-	-	(7,500)	-
Proceeds on sales of investments	-	-	22,963	-
Net repayments of promissory notes by affiliated companies	(7)	-	2,217	-
Other	(86)	(35)	(201)	(1,453)
	(98,151)	(70,757)	(187,119)	(164,717)

Increase (decrease) in cash and cash equivalents	71,818	(2,143)	62,518	(74,105)

Cash and cash equivalents, beginning of period	66,966	15,149	76,266	87,111

Cash and cash equivalents, end of period	$138,784	$13,006	$138,784	$13,006

Supplemental disclosure of cash flow information (Note 6)

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2006
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1)	Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company, with the exception of adopting the amended recommendations of the CICA for measurement of non-monetary transactions (CICA Handbook Section 3830), effective January 1, 2006. The adoption of the recommendations did not have a material impact on the consolidated financial statements.

2)	Segmented information

The Company's reportable operating segments are as follows:

	Third Quarter		Nine Months
	2006	2005	2006	2005

	Net earnings/ (loss)		Net earnings/ (loss)
GOLD MINING OPERATIONS
Refugio Mine	$5,079	$(3,827)	$10,336	$(12,165)
Julietta Mine	(2,518)	835	1,147	(1,460)
Petrex Mines	489	(5,035)	(4,675)	(5,345)

EXPLORATION AND DEVELOPMENT	(6,206)	(185)	(6,706)	(835)

UNALLOCATED CORPORATE
General and administrative	(2,917)	(2,279)	(9,017)	(7,323)
Investment gains/ (losses)	881	(17)	23,557	(2,413)
Unrealized derivative gains/ (losses)	10,315	(10,921)	(17,322)	(14,170)
Stock-based compensation	(1,436)	(600)	(9,122)	(3,173)
Other	(3,494)	(2,846)	(5,412)	(5,152)

NET EARNINGS (LOSS) FOR THE PERIOD	$193	$(24,875)	$(17,214)	$(52,036)

	Gold revenue		Gold revenue
GOLD MINING OPERATIONS
Refugio Mine	$16,751	$-	$50,310	$-
Julietta Mine	14,130	11,341	42,264	25,759
Petrex Mines	19,375	15,805	55,550	45,222

GOLD REVENUE FOR THE PERIOD	$50,256	$27,146	$148,124	$70,981

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2006
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

3)	Property, plant and equipment

On October 9, 2006, the Company’s 100% owned subsidiary Bema Gold SA (Pty) Limited (“Bema SA”), owner/operator of the Petrex Mines, signed a Sale of Shares and Claims Agreement with Pamodzi Resources (Pty) Limited (“Pamodzi”), a South African Black Empowerment group. Under the terms of this agreement, Pamodzi can earn up to 51% of the shares of Bema SA by investing a minimum of ZAR75 million in cash and by vending additional assets into Bema SA. The objective of this agreement is to improve the economics of the Petrex Mines and increase production by investing in underground development work to access higher grade ore, and to qualify Bema SA as a Black Economic Empowerment Company (“BEE”) under South African laws. It is the intent of Bema SA and Pamodzi to list this new entity on the Johannesburg Stock Exchange during the fourth quarter of 2006 with an ultimate goal of acquiring and consolidating other mining interests in the East Rand mining district. Closing of this agreement is expected to occur by mid December 2006 and is subject to certain conditions, including due diligence, Board and regulatory approvals.

Pamodzi is a black empowerment resources company controlled by historically disadvantaged South Africans. Pamodzi’s ownership of more than 26% of Bema SA will allow the Company to convert its old order mining rights to new order mining rights well before the deadline imposed by South African Mining laws. As the new company will qualify as a BEE owned and controlled entity, it is expected that additiona opportunities will potentially be available to the new company that would not have otherwise been available to Bema SA.

The Company has also agreed with the Petrex lenders to convert the $18.8 million of outstanding Petrex loans as at September 30, 2006 into 14% equity position in the new company, which is valued at a 35% discount, upon completion of the Pamodzi negotiations and listing of the new entity.

4)	Long-term debt

On May 26, 2006, the Company’s 75% owned Russian subsidiary, Chukotka Mining and Geological Company (“CMGC”), owner of the Kupol project, made an initial $200 million drawdown on the Kupol Project Loan which consists of two tranches totalling $400 million. The initial $200 million was used in part to repay the $150 million Kupol bridge loan with the remainder being allocated toward funding of the continued development and construction of the Kupol Mine. The Company has received a waiver from the project lenders giving the Company until December 31, 2006 to complete certain conditions precedent which remain outstanding. The Company drew down an additional $40 million on the Kupol Project Loan in the third quarter of 2006. However, no further draw downs may be made until the outstanding conditions precedent are completed.

The first tranche of the Project Loan is for $250 million and has been successfully syndicated to a group of multilateral and finance institutions by the Mandated Lead Arrangers, Bayerische Hypo- und Vereinsbank AG ("HVB") and Société Générale Corporate & Investment Banking. The second tranche for $150 million is from a group of multilateral and industry finance institutions, of which the Mandated Lead Arrangers are Caterpillar Financial SARL, Export Development Canada, International Finance Corporation (“IFC”) and Mitsubishi Corporation. Both tranches of the Project Loan are being drawn down on a pro rata basis. The Project Loan is secured against the Kupol Mine and guaranteed by the Company until economic completion is achieved, as defined by the loan agreements. In addition, CMGC has arranged a subordinated loan with the IFC for $25 million for the development of the Kupol Mine, $19.5 million of which was drawn down early in May 2006 and a further $0.3 million in June.

5)	"Bought Deal" Equity Financing with "Over-Allotment" option

On September 7, 2006, the Company completed an equity financing with a syndicate of Canadian underwriters whereby the syndicate purchased 21.2 million units of the Company at a price of Cdn.$6.25 per unit for gross proceeds of Cdn.$132.25 million, including the gross proceeds received from the exercise of an over allotment option by the underwriters. Each unit consisted of one common share and one-half of a share purchase warrant with each whole warrant exercisable at a price of Cdn.$10.00 per share until September 7, 2011. The Company paid the underwriters a commission equal to 4.5% of the gross proceeds of the offering. The net proceeds from the offering will be used for further exploration, development and construction of the Kupol property in Russia and for general corporate purposes. For accounting purposes, the Company has allocated $14.6 million of the net proceeds received from the offering to the share purchase warrants issued, based on their estimated fair value.

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2006
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6)	Supplemental disclosure of cash flow information

	Third Quarter		Nine Months
	2006	2005	2006	2005

Non-cash investing and financing activities
Accounts payable relating to mine construction and property
development and deferred financing	$(12,269)	$11,184	$13,709	$17,370
Accretion of convertible notes and amortization of deferred
financing costs capitalized to property, plant and equipment	1,597	784	4,087	2,408
Endeavour Financial fees settled with issuance of shares	-	-	5,431	-
Fair value assigned to share purchase warrants	14,578	-	14,578	-
Fair value of shares obtained as non-cash consideration	5,040	-	5,040	-
Share purchase warrants issued for non-cash consideration	-	267	547	267
Common shares issued for non-cash consideration	-	-	-	300
Reallocation of fair value of stock-based compensation to
share capital upon exercise of stock options	88	47	3,121	216
Refugio Mine equipment acquired under capital leases	-	-	-	2,096
Interest paid	5,207	1,085	17,464	5,972

7)	Subsequent event (Acquisition of Bema by Kinross)

On November 6, 2006, Bema and Kinross Gold Corporation (“Kinross”) announced that their Boards of Directors had unanimously approved Kinross’ acquisition of Bema. The acquisition will be completed by way of a shareholder-approved plan of arrangement whereby each common share of Bema will be exchanged for 0.441 of a Kinross common share representing a 34 per cent premium to the 20-day volume weighted average price of Bema's common shares on the TSX. Upon completion of this transaction, 61 per cent of Kinross will be held by existing Kinross shareholders and 39 per cent by existing Bema shareholders. In addition, following completion of the transaction, all outstanding options and warrants of Bema will be exercisable to acquire that number of common shares of Kinross determined by reference to the share exchange ratio. Other terms of the transaction include an agreement by Bema to pay a break fee to Kinross under certain circumstances in the amount of Cdn.$79 million. Bema has also provided Kinross with certain other customary rights, including a right to match competing offers.

The acquisition of Bema is subject to the parties completing due diligence and entering into a further definitive agreement providing for the specific mechanics for completing the transaction. The Board of Directors of Bema has unanimously recommended the transaction to shareholders and will sign support agreements in favour of the transaction. The acquisition is subject to all requisite regulatory approvals, third party consents and other conditions customary in transactions of this nature. The acquisition is expected to require the approval of (i) at least two-thirds of the votes cast by Bema shareholders present in person or by proxy at a meeting expected to be held in January 2007; and (ii) a majority of the votes cast by Bema shareholders present in person or by proxy at such meeting, excluding votes cast by those Bema shareholders required to be excluded pursuant to the minority approval provisions of Ontario Securities Commission Rule 61-501 and Regulation Q-27 of the Autorité des marchés financiers. A proxy circular, setting out details of the transaction and voting procedures, is expected to be mailed to Bema shareholders in December 2006. Kinross will select one Bema nominee to be included in Kinross' management slate of Directors to be nominated for election at Kinross' next annual shareholders' meeting. Until such time, the Bema nominee shall sit as an observer on the Kinross board.

In connection with this transaction, it is anticipated that the existing Bema management will form a new company (“NewCo”) that will purchase certain Bema assets for aggregate consideration of $20 million, including:

-    An exploration alliance in Chukotka aimed at developing future gold opportunities
-    An exploration joint venture in northern Colombia with AngloGold Ashanti Limited
-    All of the shares of Bema SA owned by Bema

Kinross will have a right to maintain a 9.9 per equity interest in NewCo and an option to acquire up to a 19.9 per cent of NewCo in any initial public offering.